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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 1)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       AQUAPENN SPRING WATER COMPANY, INC.
                            (Name of Subject Company)

                             ZONEO ACQUISITION CORP.
                                       and
                                  GROUPE DANONE
                                    (Bidders)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    03838X109
                      (CUSIP Number of Class of Securities)
                                  -------------

                                 Emmanuel Faber
                                  Groupe Danone
                                7, rue de Teheran
                          75381 Paris Cedex 08, France
                              011 33 1 44 35 20 34
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000


                                November 30, 1998

                                Page 1 of 7 pages
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





1.         Name of Reporting Persons
                S.S. or I.R.S. Identification No. of Above Person

                Zoneo Acquisition Corp.

2.         Check the Appropriate Box if a Member of Group
                                                       (a)|_|
                                                       (b)|_|
3.         SEC Use only

4.         Sources of Funds

           WC

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(e) or 2(f)
                                                          |_|

6.         Citizenship or Place of Organization

           Pennsylvania

7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           1,839,813 shares that may be deemed beneficially owned pursuant to Shareholder Agreements described in "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase referred to herein

8.         Check if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                          |_|

9.         Percent of Class Represented by Amount in Row (7)

           20.6%

10.        Type of Reporting Person

           CO



                               Page 2 of 7 Pages

1.         Name of Reporting Persons
                S.S. or I.R.S. Identification Nos. of Above Person

                Groupe Danone

2.         Check the Appropriate Box if a Member of Group
                                                       (a)|_|
                                                       (b)|_|
3.         SEC Use only

4.         Sources of Funds

           WC

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(e) or 2(f)
                                                          |_|

6.         Citizenship or Place of Organization

           France

7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           1,839,813 shares that may be deemed beneficially owned pursuant to Shareholder Agreements described in "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; the Merger Agreement; and Related Agreements" of the Offer to Purchase referred to herein

8.         Check if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                          |_|

9.         Percent of Class Represented by Amount in Row (7)

           20.6%

10.        Type of Reporting Person

           CO



                               Page 3 of 7 Pages

        This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to the Schedule 13D (the "Schedule 14D-1") relates to the offer (the "Offer") by Zoneo Acquisition Corp., a Pennsylvania corporation (the "Purchaser") and an indirect subsidiary of Groupe Danone, a French societe anonyme (the "Parent"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of AquaPenn Spring Water Company, Inc., a Pennsylvania corporation (the "Company"), at a price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 6, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the
Schedule 14D-1 as Exhibits (a)(1) and (a)(2) thereto, respectively.

        Capitalized terms used but not defined herein have the meanings specified for such terms in the Offer to Purchase and the Schedule 14D-1.

Item 10.  Additional Information.

               Item 10 of the Schedule 14D-1 is hereby amended and supplemented as follows:

        (c) The FTC, on November 20, 1998, notified the Parent that, effective by such notice, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer was terminated.

        (f)(1) "Section 1. Terms of the Offer; Proration; Expiration Date" of the Offer to Purchase is hereby amended by inserting immediately after the phrase "to decrease the number of Shares being sought" in the second line of the penultimate paragraph thereof the following:

        (including, without limitation, in the event that on the Expiration Date all the conditions to the Offer have been satisfied or waived other than the Minimum Condition and Shares constituting at least 19.9% of the outstanding Shares have been validly tendered and not withdrawn, the exercise by the Purchaser of its option under the Merger Agreement to purchase a number of tendered Shares up to 19.9% of the then outstanding Shares on a pro rata basis).

        (f)(2) "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase is hereby amended by restating in its entirety the first sentence of the first paragraph thereof as follows:

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), so long as all the conditions to the Offer set forth in "Section 14. Conditions to the Offer" (other than relating to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")) are satisfied or waived on the Expiration Date, the Purchaser will accept for

                               Page 4 of 7 Pages
        payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as promptly as practicable after the Expiration Date or, if later, as promptly as practicable after the expiration or termination of the applicable waiting period under the HSR Act.

        (f)(3) "Section 14. Conditions to the Offer" of the Offer to Purchase is hereby amended by restating in its entirety the introduction thereto as follows:

        Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone acceptance for payment of and payment for Shares tendered, if (i) on or prior to the Expiration Date, the Minimum Condition is not satisfied,
        (ii) any applicable waiting period under the HSR Act has not expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement, and on or prior to the Expiration Date, any of the following conditions exists:

Item 11.   Exhibits

               Item 11 of the Schedule 14D-1 is hereby amended by adding the following exhibits:

        (c)(6) Letter Agreement dated November 19, 1998, among the Parent, the Purchaser and the Company.

        (c)(7) Consent dated November 17, 1998, executed by the Parent, the Purchaser and Edward J. Lauth, III.



                               Page 5 of 7 Pages

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 30, 1998


                                             ZONEO ACQUISITION CORP.


                                             By  /s/ MARK RODRIGUEZ
                                                 -------------------------------
                                                 Name: Mark Rodriguez
                                                 Title: Chief Executive Officer


                               Page 6 of 7 Pages

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 1998


                                   GROUPE DANONE


                                   By  /s/ EMMANUEL FABER
                                       -----------------------------------------
                                       Name: Emmanuel Faber
                                       Title: Director of Corporate Development


                               Page 7 of 7 Pages

                                                                  EXHIBIT (c)(6)

                           [Groupe Danone Letterhead]




                                                               November 19, 1998


AquaPenn Spring Water Company, Inc.
One AquaPenn Drive
P.O. Box 938
Milesburg, PA 16853-0938
Attention: Geoffrey F. Feidelberg

Mr. Edward J. Lauth
1346 Sandpiper Drive
State College, PA 16801

Mr. Geoffrey F. Feidelberg
1115 Woodberry Circle
State College, PA 16803

Mr. Matthew J. Suhey
550 Carriage Way
Deerfield, IL 60015

Gentlemen:

                   Reference is made to: (i) the Agreement and Plan of Merger among Groupe Danone, a French societe anonyme (the "Parent"), Zoneo Acquisition Corp., a Pennsylvania corporation (the "Purchaser"), and AquaPenn Spring Water Company, Inc., a Pennsylvania corporation (the "Company"); (ii) the Registration Rights Agreement among the Parent, the Purchaser and the Company; (iii) the Shareholder Agreement among the Parent, the Purchaser and Edward J. Lauth; (iv) the Shareholder Agreement among the Parent, the Purchaser and Geoffrey F. Feidelberg; and (v) the Shareholder Agreement among the Parent, the Purchaser and Matthew J. Suhey, each of the foregoing agreements being dated November 2, 1998 (collectively, the "Transaction Documents").

                   Each of the undersigned and each of you hereby agree that all references in each Transaction Document to the "Purchaser" or "Zoneo Acquisition Corp." as "an indirect wholly owned subsidiary" are hereby amended to delete therein the term "wholly owned".

                   Each of the undersigned and each of you further agree that this Letter Agreement shall be governed, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Except as specifically provided otherwise in this paragraph, each of the Transaction Documents remains in full force and effect in all respects.

                   This Letter Agreement may be executed, manually or by facsimile, in one or more counterparts, and by the different parties hereto in separate counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                   Please indicate your agreement with the foregoing by signing in the space provided below. Please also return two executed copies of this Letter Agreement to Lisa Horvath at Shearman & Sterling (i) via facsimile, at fax no. 212-848-7179 and (ii) via courier, at 599 Lexington Avenue, New York, New York 10022.

                                     Very truly yours,

                                     GROUPE DANONE

                                     By: /s/
                                         ---------------------------------------
                                              Name:     Emmanuel Faber
                                              Title:    Director of Corporate
                                                        Development and Strategy


                                     ZONEO ACQUISITION CORP.

                                     By: /s/
                                         ---------------------------------------
                                              Name:     Mark Rodriguez
                                              Title:    Chief Executive Officer


Agreed and accepted as of the first date written above:


AQUAPENN SPRING WATER COMPANY, INC.

By: /s/
    --------------------------------------
          Name:    Edward J. Lauth
          Title:   Chairman, President and
                   Chief Executive Officer

/s/
--------------------------------------
EDWARD J. LAUTH,
in his individual capacity



/s/
--------------------------------------
GEOFFREY F. FEIDELBERG,
in his individual capacity


/s/
--------------------------------------
MATTHEW J. SUHEY,
in his individual capacity

                                                                  EXHIBIT (c)(7)


                                                               November 17, 1998



Group Danone
Zoneo Acquisition Corp.
7, rue de Teheran,
75008 Paris,
France
Attention:  Mr. Emmanuel Faber

             Re: Shareholder Agreement Among Groupe Danone, Zoneo Acquisition Corp. and Edward J. Lauth, III, Dated November 2, 1998

Ladies and Gentlemen:

         Reference is made to the Shareholder Agreement (the "Shareholder Agreement"), dated November 2, 1998, among Group Danone, Zoneo Acquisiton Corp. and Edward J. Lauth, III.

         1. I desire to gift 11,500 shares of Common Stock of AquaPenn Spring Water Company, Inc., which are beneficially owned by me and subject to the Shareholder Agreement, to Penn State University ("Penn State").

         2. To effectuate the above-referenced gift of shares, I hereby request your consent and agreement, in accordance with Section 6.08 of the Shareholder Agreement, to the transfer by me of 11,500 of the 1,022,584 shares of Common Stock of AquaPenn Spring Water Company, Inc. held by me and set forth on Exhibit A to the Shareholder Agreement (the "Gift Shares").

         3. I further request your acknowledgment that upon the effectuation of the transfer of the Gift Shares to Penn State, the Gift Shares will be wholly exempt from the provisions of the Shareholder Agreement and will be held by Penn State free of any restrictions imposed by or arising in connection with the Shareholder Agreement.

         4. Other than as expressly set forth herein with respect to the Gift Shares, this consent shall not operate as a waiver or modification of any other term, condition or covenant of the Shareholder Agreement or any default thereunder, or of the rights and remedies under the

Group Danone
Zoneo Acquisition Corp.
November 17, 1998
Page 2

Shareholder Agreement, nor shall this consent affect your ability to exercise any of your rights and remedies in the future or obligate you to waive or modify any other term, condition or covenant of the Shareholder Agreement or waive any default thereunder.

         5. All terms, conditions, provisions and covenants in the Shareholder Agreement, and all other documents delivered in connection therewith shall remain unaltered and in ful force and effect except as modified or amended hereby.

         6. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of other laws that might otherwise govern under applicable principles of conflicts of laws.

         7. This Letter Agreement may be executed, manually or by facsimile, in one or more counterparts, and by different parties hereto in separate counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Very truly yours,



/S/ EDWARD J. LAUTH, III
-------------------------------------
Edward J. Lauth, III


We hereby consent and agree to the foregoing transfer of the Gift Shares to Penn State. We acknowledge that the Gift Shares will held by Penn State free of any restriction imposed by or arising in connection with the Shareholder Agreement.

Groupe Danone                             Zoneo Acquisition Corp.



By: /S/ EMMANUEL FABER                    By: /S/ MARK RODRIGUEZ
    ------------------------------            ----------------------------------
    Name:    Emmanuel Faber                   Name:    Mark Rodriguez
    Title:   Director of Corporate            Title:   Chief Executive Officer
             Development